UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report: June 16, 2017

BrewDog USA Inc.

Delaware
(State or other jurisdiction of incorporation or organization)

47-3649817
(I.R.S. Employer Identification No.)

65 E. State St, Suite 1800
Columbus, Oh 43215

614-400-3077
(Issuer's telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock

Item 9. In the Form 1-A and Offering Circular filed by BrewDog USA Inc. regarding this Regulation A Offering, the offering was scheduled to terminate on February 1, 2017, unless extended up to 180 days by the issuer. BrewDog USA Inc. previously extended the offering by filing a Form 1-U on or about January 27, 2017. BrewDog USA Inc. then extended the offering by filing a Form 1-U on or about March 17, 2017. BrewDog USA Inc. hereby amends the termination date of the offering, as set out in the Form 1-A and Offering Circular and the previous Form 1-U filings. The Regulation A offering is now scheduled to terminate at 11:59 PM Pacific time on July 28, 2017.

Furthermore, BrewDog USA Inc. has, as of June 15, 2017, changed their transfer agent from FundAmerica Stock Transfer to Computershare Inc.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

(Exact name of issuer as specified in its charter): BrewDog USA Inc.

By (Signature and Title): /s/ James Watt, Chief Executive Officer

Date: June 16, 2017